Exhibit 99.2
Q2 2010 Earnings July 29, 2010

2 Disclosures Statements in this presentation which are not statements of historical fact are "forward- looking statements" (as such term is defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, the Company at the time this presentation was made. Although the Company believes that the assumptions underlying such statements are reasonable, it can give no assurance that they will be attained. The Company undertakes no obligation to update any forward- looking statements, whether as a result of new information or future events, unless it is required to do so under the securities laws. The Company makes no prediction or statement about the performance of its units, warrants or common stock.

3 Management and Board of Directors Angeliki Frangou Chairman & CEO Ted C. Petrone President Leonidas Korres CFO Anna Kalathakis SVP - Legal Risk Management Chairman and CEO of Navios Holdings and Navios Partners 20 years experience in the shipping industry Previously founded two private shipping companies Chairman since inception Head of Navios Holdings' worldwide commercial operations 31 years experience in the shipping industry Joined Navios Holdings in 1980; director there since May 2007 Director since March 2008 Special Secretary for Public Private Partnerships in the Greek Ministry of Economy and Finance from 2005 to 2009 Previously worked as Senior Financial Advisor for KPMG Corporate Finance Joined Navios in 2010 15 Years experience in Maritime Law Extensive experience in the handling of liability and charter party disputes both in the tanker and dry shipping sectors Joined Navios in 2005 Director since May 2010 40 years experience in shipping and investment banking Former director of Societe Generale Europe for corporate & Investment Banking Asset Recovery Management Former Head of Shipping at Societe Generale Director since May 2010 Executive Vice President at Demo Pharmaceutical Industry Extensive background in mechanical engineering and robotics Served as Superintendent Enginer for Majesty/Dolphin Cruise Lines Director since July 2010 Founder and Managing Director (retired) of Pegasus Adjusting Services Ltd, involved in the dry and tanker markets in monitoring financial risks arising from marine casualties Began his shipping industry in London and Piraeus in 1949 Director since June 2008 Senior analyst at Investments & Finance Ltd. since 2001 Previously worked as a senior equity analyst for National Securities, S.A. Director since June 2008 Brigitte Noury Director George Galatis Director John Koilalous Director Nikolaos Veraros, CFA Director

4 Navios Maritime Acquisition Corporation (NYSE: NNA) NNA target: develop a leading company in the tanker sector Product tanker investment Acquired eleven product and two chemical tankers + options for two product tankers Aggregate purchase price of $457.7 million, funded with: Approximately 27% ($123.4 million) from existing cash Approximately 73% ($334.3 million) from debt financing Product tanker investment thesis Recovering industry fundamentals Experienced management team with strong track record Liquidity to pursue aggressive growth strategy Shareholders approved business combination on May 25, 2010 First two vessels delivered: June 29, 2010 and July 2, 2010

5 Delivery of Two Product Tankers Delivery of Colin Jacob Vessel Specifications: 2007-built LR1 product tanker; DWT: 74,671 (delivered June 29, 2010) Charter Term - 3 years (expires June 2013) Charter Rate = $17,000 (net) + 50/50 profit sharing Acquisition Price = $43.5 million Annualized EBITDA = $3.5 million (1) Delivery of Ariadne Jacob Vessel Specifications: 2007-built LR1 product tanker; DWT: 74,671 (delivered July 2, 2010) Charter Term - 3 years (expires July 2013) Charter Rate = $17,000 (net) + 50/50 profit sharing Acquisition Price = $43.5 million Annualized EBITDA = $3.5 million (1) (1) EBITDA excludes any profit sharing and assumes Opex of $7,000 per day

6 Financial Highlights Q2 2010

7 Existing Fleet Vessels under construction Vessels delivered Current fleet: 13 (1) vessels (0.7 million dwt) 4 LR1 Product Tankers 7 MR2 Product Tankers 2 Chemical tankers Excellent brand recognition Strategic relationships with shipyards and other industry players Favorable relationships with banks and underwriters 2 vessels (0.15 mil dwt) 2 vessels1 (0.15 mil dwt) 7 vessels (0.35 mil dwt) 2 vessels (0.05 mil dwt) (1) Excludes options to acquire 2 LR1 vessels

8 Contemplated Acquisition of Seven VLCC Tankers

9 Transformational contemplated acquisition Investment Thesis Favorable crude carrier industry fundamentals Consideration paid for Vessels plus corresponding long-term charters Nature of long time charters with creditworthy counterparties beneficially impacts valuation Significantly accretive to shareholders Financial information: Annualized Base EBITDA(1) (5)= $74.9 million Aggregate Base EBITDA(2) (5)= $651.4 million Significant upside potential from Profit Sharing Vessel Information: 7 VLCC Tankers Average Fleet Age = 8.6 years (including vessels to be delivered in June 2011) Average Charter Rate (5) = $40,440 (net, per day) Average remaining charter term of vessels being acquired = 8.8 years Purchase Price = $587.0 million Charter free value(3) = $533.5 million Charter attached value(4) = $687.0 million Consideration at 14.6% discount to Broker Appraisals Financing: Debt = $453.0 million (approx.) Cash = $123.0 million (via existing cash and Warrant Program) Shares = $11.0 million Estimated closing: September 2010 (subject to conditions) Calculated by multiplying the average daily charter rates (net of assumed OpEx of $10,000 per day) of the seven vessels by 355 operating days Assumes OpEx at $10,000/day multiplied by 365 days, escalating 3% annually. As per Clarkson Valuations Limited valuations July 6th 2010. Vessels valued individually assuming average condition & based on recent transactions, negotiations and market information. As per Clarksons Valuations Limited valuations July 6th 2010. The charter attached valuations involve a number of assumptions and are difficult to test. In particular, CVL has made certain discount factor assumptions and assumed that the charter will be fully performed and has made no assessment of credit risk. These valuations should be used for general guidance purposes only. Average Charter Rate and base EBITDA calculations excludes profit sharing.

10 Solid Portfolio of Charters - Industry Leaders SINOCHEM DOSCO FORMOSA SK SHIPPING East 0.1331 0.6196 0.1344 0.1129 Revenue by Charterer Solid customer base with strong creditworthy counterparties 94% of contracted volume secured by charters running longer than 5 years Remaining Charter Duration 1-5 YEARS 5-10 YEARS 10 YEARS East 0.0569 0.392 0.5511 5 - 10 years 1 - 5 years 10-15 years Average Remaining Charter Term: 8.8 years

11 High Quality and Diverse Customer Base Formosa Petrochemical Corp., a Taiwanese company, refines crude oil and markets petroleum and petro-chemical products Publicly listed in Taiwan Formed in 1978 and is one of the largest Chinese state-owned shipping enterprises, operating as a wholly-owned subsidiary of COSCO Owns and operates a fleet of 50 vessels including tankers, LPG and chemical ships with total DWT greater than 7 million Sinochem Corporation is a key Chinese state-owned enterprise Diversified conglomerate operating in the energy, agriculture, chemicals, finance, and real estate industries One of China's oldest and largest companies Owns and charters over 50 vessels with a total capacity of over 7.6 million DWT Sales of U.S.$1.6 billion and shareholders equity of U.S.$0.3 billion for the year ended December 31, 2009 (COSCO Dalian) Source: Public filings and Company websites Company Description

12 Staggered Charter Expirations(1) Shinyo Kieran 40750 5670 Shinyo Saowalak 40440 5630 C.Dream 40440 3300 Shinyo Kannika 40440 2500 Shinyo Ocean 40440 2450 Shinyo Navigator 40440 2400 Shinyo Splendor 40440 1500 * The chart is set up as stack chart. The date (month/year) were turned into number format. I used expiration date to minus the commencement date to get the difference for the bar. $42,705 $38,019 $38,400 + profit sharing $38,025 + profit sharing $29,625 + profit sharing $48,153 + profit sharing $48,153 + profit sharing Base net revenue per day before profit sharing Vessel subchartered at $34,843/day for the next two years (2)

13 Description of Warrant Program

14 Description of Warrant Program Choice of Cash and Cashless Exercise to Warrant Holders Cash Exercise : $5.65 exercise price per warrant Cashless Exercise: 4.25 warrants exchanged for 1 NNA share Warrant holders may use a combination of cash and cashless exercise Partial exercises permitted Tender offer: expires at 11:59pm on August 23, 2010 Tender offer contingent upon: ^ 75% of the outstanding warrants being exercised (approx. 18.975 million) ^ 15% of the outstanding warrants being exercised for cash (approx. 3.795 million) If tender offer is successful NM and Angeliki Frangou will exercise all warrants for approximately $78.2 million Public warrant holders will exercise warrants for a minimum of $21.4 million Offers pursuant to the Warrant program are made only through the Company's Registration Statement on Form F-3 (Registration No. 333-151707), into which this presentation has been incorporated by reference and in conjunction with the related Schedule TO and the Offer to the holders of the Company's publicly traded Warrants to exercise such Warrants on enhanced terms which is included as an exhibit to such Schedule TO.

15 Pro Forma Shares and Warrants (assuming minimum requirements satisfied) (in millions) Current cap structure Pro Forma cap structure: Post Tender Offer Pro Forma cap structure: Post Tender Offer and Acquisition(1) Common Shares 21.6 42.8 44.4 Ownership of NM (+ Affiliates) 65.6%(2) 65.4% 63.1% Warrants 39.2 6.4 6.4 Warrant Coverage 181.5% 15.0% 14.4% Assumes VLCC transaction related shares issued at 7/26/10 closing price of $6.85 (approx. 1.6 million shares) 57.3% represents shares owned by NM and the balance shares owned by affiliates Warrant Program designed to raise a minimum of $99.6 million and simplify the capital structure * * There can be no assurance that the Warrant Program or the Acquisition will be consummated

16 Crude Market Overview

17 Global Oil Demand is Recovering in 2010 Source: International Energy Agency, International Monetary Fund and Energy Information Administration 10/9/2010 1/9/2010 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2009 219 54 198 The IEA increased 2010 forecast for oil demand by 1.67 million barrels per day representing a 2.0% increase over 2009 demand Growth continues to be driven by non-OECD countries The IMF also has revised global GDP growth forecast for 2010 to 4.6% in July 2010 from 4.2% in their April forecast) Non-OECD oil demand in 2010 forecasts increased due to higher growth and consistently higher demand from China and other Asian countries Global oil demand vs GDP, 1981 - 2010 (% YoY change) Global oil demand growth: 2008 - 2009 - 2010 North America Latin America Africa Europe FSU Asia Middle East Global demand growth (mb/d) Global demand growth (mb/d) Global demand growth (mb/d) 2008 (0.26) (0.3%) 2009 (1.24) (1.4%) 2010 1.67 2.0% (Thousands of barrels per day) 2008 2009 2010 Oct-09 Jan-09 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2009 116 11 114 10/9/2010 1/9/2010 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2009 166 532 695 10/9/2010 1/9/2010 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2009 -1300 -861 68 10/9/2010 1/9/2010 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2009 561 136 302 World GDP (IMF) Oil Demand (EIA) 1981 2.178 -3.438 1982 0.894 -2.298 1983 2.816 -1.285 1984 4.601 1.764 1985 3.646 0.451 1986 3.5 2.869 1987 3.689 2.081 1988 4.499 2.964 1989 3.72 1.712 1990 2.943 0.925 1991 1.459 0.91 1992 2.026 0.288 1993 2.004 0.178 1994 3.378 1.952 1995 3.288 1.745 1996 3.74 2.192 1997 4.032 2.45 1998 2.537 0.853 1999 3.529 2.261 2000 4.699 1.3 2001 2.209 0.954 2002 2.824 0.834 2003 3.628 2.012 2004 4.932 3.449 2005 4.453 1.938 2006 5.087 1.158 2007 5.2 1.082 2008 3 -0.53 2009 -0.8 -1.94 2010 3.9 1.28 2011 4.3 1.725

18 Asia Projected as a Growing Energy Consumer Asia Projected as a Growing Energy Consumer Energy Consumption by Region Quadrillion Btu Asian Energy Consumption as a Percentage of World Consumption Source: EIA, International Energy Outlook, 2009

19 Chinese Auto Demand - Another Leg for Crude Oil Growth Growth Growth In 2009 China become the world's largest car market Auto penetration in China is just 4% compared with 60%-80% in US, Europe and Japan Most cars bought with cash - consumer credit just beginning Private consumption in China low compared to U.S. - as credit develops and auto growth continues, incremental oil demand from individuals should be expected Chinese Automobile Growth CAGR: 17.9% Sources: CAAM, Nomura Securities, IMF Vehicles per Capita Compared to GDP Per Capita

20 Asia is the Dominant user of VLCC Vessels Source: Clarkson Research, Energy Information Administration * Represents data for the top ten spot trading routes for VLCCs in 2009 In the top 10 spot markets for 2009, VLCCs shipped 218 million metric tons of crude oil to Asian markets accounting for 76% of total global spot market demand.* 2009 VLCC Spot Fixtures by Delivery Area by Delivery Area by Delivery Area China accounts for 30% of the increase in oil transportation Transport of crude oil is trending towards long haul transport, bolstering VLCC demand Long-haul production has grown over 3 times as fast as short-haul production

21 VLCC Supply Orderbook Slippage and cancellations of 20%+ expected due to low rates and difficult credit environment Actual VLCC tanker non-deliveries in 2009 = 20% Actual VLCC tanker non-deliveries till June YTD = 20% Phase out of single hull vessels expected to accelerate Currently approximately 11.3% of the VLCC fleet is made up of single hull vessels VLCC scrapping through end of June 2010 equaled dwt 2.4 million, on an annualized basis equates to dwt 4.8 million which is double the 2009 scrapping level Legislative phase out requirements beginning in 2010 Low charter rate environment 164.4 m dwt 18.6 m dwt VLCC fleet Source: Clarksons LR2 Stack 11 Stack 12 Stack 13 Stack 14 Stack 15 Stack 16 2009 16.6 4.5 2010 17 2011 30.1 2012 10.5 2013 2.2 2014 0.3 World VLCC orderbook schedule (million dwt) Actual Non-deliveries Estimated deliveries

22 VLCC prices vs. TC rates Source: Clarksons Correlation (r): 1 yr TC Rate + NB Price - 0.77 1 yr TC Rate + 5 yr old price - 0.87

23 Product Market Overview

24 North America Europe Asia (ex-China) China Pacific Middle East Latin America FSU Africa East 23.2 14.6 10 8.5 7.7 7.2 6 3.9 3.2 Shift in Global Refinery Capacity... Source: International Energy Agency Medium-term oil market report, March 2010 Source: OPEC 2009 World Oil Outlook Asia-Pacific Middle East U.S. & Canada Latin America Africa Europe FSU 2.8 1.3 1 0.4 0.3 0.2 0.2 According to OPEC, refinery capacity is expected to increase by 6.1 million barrels per day for the period 2009-2015, of which over half of that capacity will be added in China New low-cost capacity in Asia will increasingly force rationalization of old high-cost capacity in the West, structurally favoring more long-haul products trade Due to the dislocation of refineries, the growth in ton miles of the transport of refined oil products in 2010 is expected to outpace the general demand for refined oil products, increasing the demand for product tankers Distillation capacity additions from existing projects (2009-2015) 2009 Global oil consumption 67% of new refining capacity is expected to come from Asia and the Middle East

25 Stack 1 Stack 2 Stack 4 Stack 5 Stack 6 Stack 7 Stack 8 Totals (invisible) Stack 9 Stack 10 Stack 11 Stack 12 Stack 13 Stack 14 Stack 15 Stack 16 2000 7220 1583 8803 2001 7528 1733 9261 2002 7140 1572 8712 2003 7814 1853 9667 2004 8504 2226 10730 2005 9299 2886 12185 2006 9562 3021 12583 2007 9719 3233 12952 2008 9149 3380 12529 2009 8976 3320 12296 ....is Driving Product Tanker Ton Mile Demand Major seaborne refined products trades - existing and prospective Caribbean- N. America Gasoline Naphtha Gas oil N. Europe-N. America Gasoline M. East-Europe Gas oil Jet Fuel S. Korea-Japan Gas oil Gasoline M. East-F. East Naphtha Intra-Asia Gas oil Naphtha Existing trade patterns Prospective trade patterns N. America- Europe Diesel M. East & India- U.S. West Coast M. East- N. America M. East- N. Europe Europe- M. East Gasoline Naphtha Gas oil Diesel Billion Ton Miles Source: Drewry Refined products Crude oil Refined Products Seaborne Ton-Mile Growth +8.6% CAGR

26 LR2 LR1 MR2 MR1 Stack 8 Totals (invisible) Stack 11 Stack 12 Stack 13 Stack 14 Stack 15 Stack 16 2009 6.715796 3.970507 2010 2.6 2.3 2 0.2 7.1 53.7 2011 2.4 3.2 1.5 0.5 7.6 55.7 2012 0.2 0.3 0.5 0 1 54.9 2013 0 0.2 0 0 0.2 53.9 2014 0.1 0.1 53 Supply Fundamentals are Improving World product tanker orderbook schedule (million dwt) Orderbook 56.4% actual product tanker non-deliveries for the first half of 2010 Actual product tanker non-deliveries in 2009 of 37% 2010 orderbook is declining with very few vessels ordered since Fall 2008 Phase out of single hull vessels expected to accelerate Currently approximately 12% of the product tanker fleet is single hull Through June 2010, 2.5 million dwt of product tankers have been scrapped, (approx.10% of the overall product tanker fleet, assuming an annualized rate) Legislative phase out requirements beginning in 2010 Low charter rate environment LR Vessels being refocused on dirty markets Number of LR vessels are expected to replace Panamax phase outs in the crude oil segment Creates demand for MR tankers for clean products Source: Drewry (March 2010) LR 2 MR 2 LR 1 MR 1 Growth as % of 2009 fleet: 13.7% 14.6% 2.0% 0.3% 0.3% (million dwt) Aging product tanker fleet (million dwt) LR2 LR1 Stack 9 Stack 10 Stack 11 Stack 12 Stack 13 Stack 14 Stack 15 Stack 16 >20 years of age 7.7 >25 years of age 3.9 Actual Non-deliveries 37% 2009 non-deliveries 10.7

27 Date 47-51K Product tanker Trough Peak Line 6 Line 7 Line 8 Line 9 Line 10 Line 11 Line 12 Line 13 Line 14 Line 15 Line 16 Annotations 1/1/1980 25 2/1/1980 25 3/1/1980 25 4/1/1980 25 5/1/1980 26 6/1/1980 26 7/1/1980 26 8/1/1980 26 9/1/1980 26 10/1/1980 26 11/1/1980 26 12/1/1980 26 1/1/1981 26 2/1/1981 26 60 3/1/1981 26 4/1/1981 26 5/1/1981 25 6/1/1981 25 7/1/1981 25 8/1/1981 25 9/1/1981 25 10/1/1981 25 11/1/1981 25 12/1/1981 23.75 1/1/1982 23.75 2/1/1982 22.75 3/1/1982 22.75 4/1/1982 22.75 5/1/1982 22.75 6/1/1982 22 7/1/1982 22 8/1/1982 22 9/1/1982 20 10/1/1982 18 11/1/1982 18 12/1/1982 18 60 1/1/1983 18 2/1/1983 17.5 3/1/1983 17.5 4/1/1983 18 5/1/1983 18 6/1/1983 18 7/1/1983 18 8/1/1983 18 9/1/1983 16.75 60 10/1/1983 16.75 11/1/1983 16.75 12/1/1983 16.75 1/1/1984 16.75 2/1/1984 16 3/1/1984 15.5 4/1/1984 15.5 5/1/1984 15 6/1/1984 15 7/1/1984 15 8/1/1984 14.5 9/1/1984 14.5 10/1/1984 14.5 11/1/1984 14.5 12/1/1984 14.25 1/1/1985 14.25 2/1/1985 14 3/1/1985 14 4/1/1985 14 5/1/1985 13.5 6/1/1985 13 7/1/1985 13 8/1/1985 13 9/1/1985 13 10/1/1985 13 11/1/1985 13 12/1/1985 13 1/1/1986 13 2/1/1986 13 3/1/1986 13 4/1/1986 13.5 5/1/1986 13.5 6/1/1986 13.5 7/1/1986 13.5 8/1/1986 14 9/1/1986 14 10/1/1986 14 11/1/1986 14 12/1/1986 14.5 1/1/1987 14.5 60 2/1/1987 14.5 3/1/1987 14.5 4/1/1987 14.5 5/1/1987 14.5 6/1/1987 14.5 7/1/1987 16 8/1/1987 17 9/1/1987 17.5 10/1/1987 18 11/1/1987 20 12/1/1987 20 1/1/1988 20 2/1/1988 21 3/1/1988 21 Cyclicality in the product tanker market Source: Drewry (1) For a 47-51K DWT MR2 products tanker Peak Trough Cycle 1 (04/1981 - 07/1992) MR2 Newbuilding prices1 Shipping cycles over time Cycle 2 (07/1992 - 04/2001) Cycle 3 (04/2001 - 08/2008) Cycle 4 (08/2008 - ?) Bottom Range Support: $33.5 million Last Value: $37 million Cycle 1 Cycle 2 Cycle 3 Cycle 4

28 Appendix

Existing Fleet

Vessel	Type	DWT	Year Built	Net Charter Rate ($/day)	Expiration Date	Profit Share
Colin Jacob	LR1 Product Tanker	74,671	2007	17,000	Jun-13	50% above $17,000
Ariadne Jacob	LR1 Product Tanker	74,671	2007	17,000	Jul-13	50% above $17,000

Vessels to be delivered	DWT	Delivery Date
Chemical Tanker	25,000	Q3 2010 (1)
Chemical Tanker	25,000	Q4 2010 (1)
LR1 Product Tanker	75,000	Q4 2011 (1)
LR1 Product Tanker	75,000	Q4 2011 (1)
MR2 Product Tanker	50,000	Q1 2012 (1)
MR2 Product Tanker	50,000	Q2 2012 (1)
MR2 Product Tanker	50,000	Q3 2012 (1)
MR2 Product Tanker	50,000	Q3 2012 (1)
MR2 Product Tanker	50,000	Q4 2012 (1)
MR2 Product Tanker	50,000	Q4 2012 (1)
MR2 Product Tanker	50,000	Q4 2012 (1)
Total	**699,750**	
Purchase Options		
LR1 Product Tanker	75,000	Q4 2012 (1)
LR1 Product Tanker	75,000	Q4 2012 (1)

(1) Estimated delivery date

29

30 Vessel Vessel Type DWT Year Built Net Charter Rate ($/day) Expiration Date Profit Share Shinyo Splendor Shinyo Splendor VLCC 306,474 1993 38,019 5/18/2014 NO Shinyo Navigator Shinyo Navigator VLCC 300,549 1996 42,705 12/18/2016 NO C. Dream C. Dream VLCC 298,570 2000 29,625 (1) 3/15/2019 50% above $30,000 40% above $40,000 Shinyo Ocean Shinyo Ocean VLCC 281,395 2001 38,400 1/10/2017 50% above $43,500 Shinyo Kannika Shinyo Kannika VLCC 287,175 2001 38,025 2/17/2017 50% above $44,000 Shinyo Saowalak Shinyo Saowalak VLCC 298,000 2010 48,153 6/15/2025 35% above $54,388 40% above $59,388 50% above $69,388 Vessels to be Delivered Vessels to be Delivered Vessels to be Delivered Vessels to be Delivered N/B T3000-036 VLCC VLCC 298,000 Jun-11 48,153 6/15/2026 35% above $54,388 40% above $59,388 50% above $69,388 Total 2,070,163 VLCC Fleet (1) Vessel subchartered at $34,843/day over the next two years